Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS STRONG RESULTS THROUGH THE THIRD QUARTER
OF 2009
FOR IMMEDIATE RELEASE: November 3, 2009
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces net earnings for the nine months ended September 30, 2009 of $71.6 million, or $0.68 per diluted share, and adjusted net earnings of $71.0 million, or $0.67 per diluted share. This represents adjusted earnings per share growth of over 7% compared to adjusted net earnings of $66.3 million, or $0.63 per diluted share, for the first nine months of 2008. Adjusted net earnings is a non-GAAP financial measure and is defined below. Financial statement net earnings for the first nine months of 2008 were $74.3 million, or $0.70 per diluted share. The Company conducted 138 industrial auctions in 12 countries throughout North America, Europe, the Middle East, Central America, Asia and Australia during the first nine months of 2009, and set eight regional gross auction proceeds records. During the quarter, the Company held its first ever auction in India and held its first auction in Panama since 1999. All dollar amounts in this release are presented in United States dollars.
Quarterly dividend
The Company is also announcing the declaration of another quarterly cash dividend of $0.10 per common share payable on December 18, 2009 to shareholders of record on November 27, 2009.
Gross auction proceeds and auction revenues
Gross auction proceeds for the nine months ended September 30, 2009 were $2.60 billion, 4% lower than the first nine months of 2008. Auction revenues were $280.1 million for the nine months ended September 30, 2009, a 3% increase compared to the first nine months of 2008. Gross auction proceeds and auction revenues in local currency, primarily the US, Canadian and Australian dollar and the Euro, increased 3% and 11%, respectively, in the first nine months of 2009 compared to the same period in 2008. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.77% in the first nine months of 2009, compared to 10.07% in the first nine months of 2008, mainly due to the superior performance of its underwritten business.
The Company achieved gross auction proceeds of $693.3 million in the third quarter of 2009, a 10% decrease compared to $767.7 million in the third quarter of 2008. The growth in the Company’s gross auction proceeds in Canada was more than offset by a decline in gross auction proceeds in the United States. Auction revenues were $75.9 million for the three months ended September 30, 2009, compared to $75.9 million for the third quarter of 2008. The Company’s auction revenue rate was 10.95% for the third quarter of 2009, higher than the auction revenue rate of 9.89% in the third quarter of 2008 mainly due to the superior performance of its underwritten business and the mix of equipment sold.
Net earnings for the quarter
Net earnings for the three months ended September 30, 2009 were $12.9 million, or $0.12 per diluted share, compared to net earnings for the three months ended September 30, 2008 of $11.9 million, or $0.11 per diluted share. Adjusted net earnings for the three months ended September 30, 2009 were $12.9 million, or $0.12 per diluted share, compared to adjusted net earnings of $13.0 million, or $0.12 per diluted share for the three months ended September 30, 2008.
Numbers of bidders, buyers and sellers
The Company had almost 247,000 bidder registrations at its unreserved industrial auctions in the first nine months of 2009, of which almost 72,000 were successful buyers. In the first nine months of 2008, the Company had almost 198,000 bidder registrations, of which almost 60,000 were buyers.
Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in the first nine months of 2009, selling close to 209,000 lots on behalf of over 27,000 consignors. In the first nine months of 2008, Ritchie Bros. sold close to 178,000 lots for over 27,000 consignors.

Average Ritchie Bros. auction
The Company’s auctions varied in size over the 12 months ended September 30, 2009, but the average Ritchie Bros. industrial auction attracted over 1,600 bidders who competed for over 1,400 lots consigned by 185 consignors. For the 12 months ended September 30, 2008, the average industrial auction attracted over 1,400 bidders, who competed for almost 1,300 lots consigned by 191 consigners. The average gross auction proceeds per industrial auction for the 12 months ended September 30, 2009 was approximately $16.9 million (12 months ended September 30, 2008 — $18.1 million).
Online bidding statistics
Ritchie Bros. sold over $600 million of trucks, equipment, and other assets to online bidders during the first nine months of 2009, representing a 20% increase compared to the first nine months of 2008 (first nine months of 2008 — over $500 million). Almost 123,000 unique customers from over 180 countries have now registered and received approval to bid online at Ritchie Bros. auctions (September 30, 2008 — more than 93,000 customers from almost 180 countries). Internet bidders represented approximately 30% of the total registered bidders at Ritchie Bros. industrial auctions for the nine month period ended September 30, 2009, and they were the buyer or runner up bidder on 35% of the lots offered online at these auctions (first nine months of 2008 — 29%). Since launching its real-time online bidding service in 2002, the Company has now sold almost $3.1 billion worth of trucks, equipment, and other assets to online bidders (September 30, 2008 — $2.3 billion) confirming Ritchie Bros.’ position as the largest seller in the world of used equipment and trucks to online buyers.
Summary comments
“We are very pleased with our sustained earnings per share growth in 2009, as we continue to demonstrate success executing our strategy in the face of challenging market conditions in some of our markets. The ongoing uncertainty in the market has been impacting our customers’ decision making, particularly in the United States” said Peter Blake, Ritchie Bros.’ CEO. “In some regions, a significant number of used equipment owners continue to delay the sale of their surplus assets in anticipation of a rebound in the economy or more certainty about the future, which has affected our gross auction proceeds growth in 2009. In addition, the mix of equipment we have sold in 2009 included more lower value lots compared to 2008, impacting our average GAP per lot and positively impacting our commission rate.”
“Our business model and long term growth strategy remain intact in spite of the challenging market conditions,” continued Mr. Blake. “We’re attracting record numbers of bidders and introducing many first-time buyers and sellers to our unreserved public auctions in established and frontier markets around the world, mainly because we deliver value. Our first ever auction in India and first auction in Central America since 1999 were both resounding successes, and we’re looking forward to conducting our second auction in Poland and first ever auction in Turkey later this year. This has been a challenging year for many people. We can’t fix the economy, but we can continue to give our customers the certainty of a fair, transparent and efficient means of buying and selling used equipment.”
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 39 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the nine months ended September 30, 2009 at 8:00am Pacific Time (11:00am Eastern Time) on November 3, 2009. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; growth and demand for our services during challenging economic times; and our business model and growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations	Nine months ended	Nine months ended
(Amounts in table and related footnotes are in USD	September 30, 2009	September 30, 2008
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds	$2,600,910	$2,713,233

Auction revenues	$280,068	$273,125
Direct expenses	35,481	36,736

	244,587	236,389
Expenses
Depreciation and amortization	22,419	18,223
General and administrative (1)	123,308	126,221

Earnings from operations	98,860	91,945

Other income (expense)
Interest expense	(365)	(743)
Interest income	1,770	3,618
Foreign exchange gain (loss) (1) (2)	(737)	523
Gain (loss) on disposition of capital assets (3)	(138)	6,813
Other income	1,471	992

Earnings before income taxes	100,861	103,148

Income taxes	29,243	28,888

Net earnings (2) (3)	$71,618	$74,260

Net earnings per share	$0.68	$0.71
Net earnings per share — diluted	$0.68	$0.70

Weighted average shares outstanding	105,064,864	104,676,734
Diluted weighted average shares outstanding	105,681,072	105,711,309

Net earnings in accordance with Canadian GAAP	$71,618	$74,260
Less: after-tax foreign exchange impact of financing transactions (2)	(664)	(708)
Less: after-tax gain on sale of property (3)	—	(7,295)

Adjusted net earnings	$70,954	$66,257

Adjusted net earnings per share	$0.68	$0.63
Adjusted net earnings per share — diluted	$0.67	$0.63

(1)	Figures have been reclassified to conform with presentation adopted at December 31, 2008.

(2)	Net earnings for the first nine months of 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in the first nine months of 2008 was a foreign exchange loss of $2,057 ($1,759 after tax, or $0.02 per diluted share). The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. In addition, the foreign exchange gain recorded in the first nine months of 2008 included the reclassification to net earnings of foreign currency translation gains of $2,769 ($2,467 after tax, or $0.02 per diluted share). These gains were previously recorded in the cumulative translation adjustment account and were reclassified in the first nine months of 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term in nature. No long-term intercompany loans were settled in the first nine months of 2009 that resulted in a significant foreign exchange adjustment. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(3)	Net earnings for the first nine months of 2008 included total gains of $8,304 ($7,295 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

Consolidated Statements of Operations	Three months ended	Three months ended
(Amounts in table and related footnotes are in USD	September 30, 2009	September 30, 2008
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds	$693,288	$767,718

Auction revenues	$75,934	$75,909
Direct expenses	10,515	10,240

	65,419	65,669
Expenses
Depreciation and amortization	7,823	6,636
General and administrative (1)	42,106	41,294

Earnings from operations	15,490	17,739

Other income (expense)
Interest expense	(139)	(229)
Interest income	550	1,272
Foreign exchange loss (1) (2)	(1,267)	(1,922)
Loss on disposition of capital assets	(41)	(497)
Other income	773	315

Earnings before income taxes	15,366	16,678

Income taxes	2,474	4,744

Net earnings (2)	$12,892	$11,934

Net earnings per share	$0.12	$0.11
Net earnings per share — diluted	$0.12	$0.11

Weighted average shares outstanding	105,228,846	104,759,284
Diluted weighted average shares outstanding	106,183,300	105,780,001

Net earnings in accordance with Canadian GAAP	$12,892	$11,934
Less: after-tax foreign exchange impact of financing transactions (2)	—	1,091

Adjusted net earnings	$12,892	$13,025

Adjusted net earnings per share	$0.12	$0.12
Adjusted net earnings per share — diluted	$0.12	$0.12

(1)	Figures have been reclassified to conform with presentation adopted at December 31, 2008.

(2)	Net earnings for the third quarter of 2008 included a foreign exchange loss of $1,276 ($1,091 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. The Company has highlighted this amount because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

	September 30, 2009
Selected Balance Sheet Data (USD thousands)	(unaudited)	December 31, 2008

Current assets	$441,457	$193,940
Current liabilities	389,623	146,831

Working capital	$51,834	$47,109

Total assets	1,064,244	689,488
Long-term debt	128,533	67,411
Total shareholders’ equity	534,597	465,162

	Nine months ended	Nine months ended
Selected Operating Data (unaudited)	September 30, 2009	September 30, 2008

Auction revenues as percentage of gross auction proceeds	10.77%	10.07%
Number of consignments at industrial auctions	27,014	27,068
Number of bidders at industrial auctions	246,967	197,824
Number of buyers at industrial auctions	71,984	59,625
Number of permanent auction sites	31	30
Number of regional auction units	8	8
For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:           778 331 5500
Fax:               778 331 4628
Email:            ir@rbauction.com